Exhibit 99.2

VOTING PROXY

THE UNDERSIGNED

Name	:

Address	:

acting on behalf of (only to be completed if relevant)

Name	:

Address	:

(the "Principal").

DECLARES AS FOLLOWS

1.	The Principal hereby registers for the extraordinary general meeting of shareholders of Centogene N.V. (the "Company") to be held on December 18, 2020 at Sheraton Amsterdam Airport Hotel and Conference Centre, Schiphol Boulevard 101, 1118 BG Schiphol, the Netherlands (the "EGM") and, for purposes of being represented at the EGM, grants a power of attorney to Mr. P.C.S. van der Bijl, civil law notary and partner of NautaDutilh N.V., or any substitute to be appointed by him (the "Proxyholder").

2.	The scope of this power of attorney extends to the performance of the following acts on behalf of the Principal at the EGM:

a.	to exercise the voting rights of the Principal in accordance with paragraph 3 below; and

b.	to exercise any other right of the Principal which the Principal would be allowed to exercise at the EGM.

3.	This power of attorney shall be used by the Proxyholder to exercise the Principal's voting rights in the manner directed as set out below. If no choice is specified in respect of the sole voting item on the agenda, the Proxyholder shall vote "FOR" such agenda item.

Agenda item	FOR	AGAINST	ABSTAIN
Appointment of Dr. Andrin Oswald, M.D., as managing director of the Company
Re-appointment of Mr. Richard Stoffelen, as managing director of the Company
Appointment of Dr. Jonathan Sheldon as supervisory director of the Company
Compensation of the supervisory board

4.	This power of attorney is granted with full power of substitution.

5.	The relationship between the Principal and the Proxyholder under this power of attorney is governed exclusively by the laws of the Netherlands.

(signature page follows)

SIGN HERE

Please return this signed proxy via regular mail or e-mail to:

Centogene N.V.

c/o Mr. Frank Volpers

Am Strande 7

18055 Rostock

Germany

(Frank.Volpers@centogene.com)

If the Principal is a beneficial owner of shares in the Company's capital, please carefully review the convening notice for the EGM and enclose the relevant documents stipulated by such convening notice.